SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

NOVATEL WIRELESS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66987M1099

(CUSIP Number)

Nicholas J. Zocchi 400 South Point Drive, Unit 2405 Miami Beach, Florida 33139 (Tel.) (305) 532 5176

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 with copies to:

Steven W. Schuster, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, NY 10016

June 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 66987M1099	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS:

Nicholas J. Zocchi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF-AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		2,314,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,314,000*

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,314,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*      Includes (i) 1,550,000 shares held by Kenilworth Ventures, Inc. Profit Sharing Plan; (ii) 700,000 shares held directly by Mr. Zocchi in his IRA account,,(iii) 50,000 shares held directly by Mr. Zocchi in the living trust account, of which he is the beneficiary and trustee and (iv) 14,000 shares owned by Mr. Zocchi’s minor daughter;.

**   The calculation of percentage ownership is based on 33,909,937 shares of Common Stock outstanding as of May 6, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013 filed with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. 66987M1099	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS:

Kenilworth Ventures, Inc. Profit Sharing Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		1,550,000 ***

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,550,000 ***

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

EP

**   The calculation of percentage ownership is based on 33,909,937 shares of Common Stock outstanding as of May 6, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013 filed with the Securities and Exchange Commission on May 10, 2013.

 *** Nicholas J. Zocchi owns 100 percent of the issued and outstanding stock of Kenilworth Ventures, Inc. and is the President of Kenilworth Ventures,, Inc. and has the sole voting power and sole dispositive power with respect to the shares of Common Stock owned by the Reporting Person.

SCHEDULE 13D

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Novatel Wireless, Inc., a Delaware corporation (the “Issuer “), whose principal executive offices are located at 9360 Towne Centre Drive, Suite 110 San Diego, CA 92121. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 2,314,000, which constitutes approximately 6.8% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This statement is filed by on behalf of (1) Nicholas J. Zocchi (“Mr. Zocchi”) and (2) Kenilworth Ventures, Inc. Profit Sharing Plan (“Kenilworth”), an employee benefit plan for Kenilworth Ventures, Inc., a Florida corporation. Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Mr. Zocchi’s principal business address is 400 South Point Drive, Unit 2405, Miami Beach, Florida 33139. Mr. Zocchi’s principal occupation is a registered representative, registered with Brill Securities, Inc. Mr. Zocchi is a United States citizen.

Mr. Zocchi is the President and 100% shareholder of Kenilworth Ventures, Inc. The profit sharing plan of Kenilworth makes investments in and buys, sells, holds, pledges and assigns securities.   The principal business address of Kenilworth is 400 South Point Drive, Unit 2401, Miami Beach, Florida 33139.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Zocchi disclaims ownership of 17,500 shares of Common Stock owned by his wife.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by Kenilworth that is held in the Kenilworth Ventures, Inc. Profit Sharing Plan was acquired with capital of Kenilworth generated from the sale of securities within the Kenilworth Ventures, Inc. Profit Sharing Plan.  The Common Stock beneficially owned by Mr. Zocchi that is held in his IRA account and living trust account was acquired with personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock that they beneficially own in the ordinary course of their business for investment purposes.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.
(b)	Mr. Zocchi has the sole power to vote and sole power to dispose of the shares of Common Stock to which this Statement relates, including the shares of Common Stock owned by Kenilworth.
(c)	The Reporting Persons purchased Common Stock in open market transactions in the last 60 days as follows:

	Nicholas Zocchi
Date of Transaction	Number of Shares Purchased	Price Per Share
May 9, 2013	4,000	$2.7884
June 3, 2013	72,500	$3.2971
June 4, 2013	82,500	$3.404
June 5, 2013	65,000	$3.4492
June 6, 2013	62,500	$3.4451
June 7, 2013	62,500	$3.9063

	Kenilworth Ventures, Inc. Profit Sharing Plan
Date of Transaction	Number of Shares Purchased	Price Per Share
June 3, 2013	297,500	$3.1064
June 4, 2013	2,500	$3.4040

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

Item 7.	Material to be Filed as Exhibits.

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2013

/s/ Nicholas J. Zocchi
Nicholas J. Zocchi

Kenilworth Ventures, Inc. Profit Sharing Plan

By:	/s/ Nicholas J. Zocchi
Nicholas J. Zocchi, President